Exhibit 11

AAVID THERMAL TECHNOLOGIES, INC. AND SUBSIDIARIES

Computation of Net Income Per Share
(Amounts in thousands, except share data)
                                                                                           (Unaudited)
                                                                      Quarter ended                         Six Months ended
                                                               June 29,             July 1,          June 29,            July 1,
                                                                 1996                1995              1996               1995
                                                                 ----                ----              ----               ----
Weighted average shares outstanding                            6,478,127          3,684,143          6,478,127          3,684,143

Net effect of the assumed exercise of stock
        options and warrant
     -based on the treasury stock method                               0          1,290,801                  0          1,290,801

Total                                                          6,478,127          4,974,944          6,478,127          4,974,944

Net income before extraordinary item                         $(3,271,000)        $  837,000        $(2,011,000)        $1,499,000

Extraordinary item                                                     -                  -           (171,000)                 -

Net income                                                   $(3,271,000)        $  837,000        $(2,182,000)        $1,499,000

Net income per share before extraordinary item               $     (0.50)        $     0.17        $     (0.34)        $     0.30

Extraordinary item income (expense) per share                $         -         $        -        $     (0.03)        $        -

Net income per share                                         $     (0.50)        $     0.17        $     (0.50)        $     0.30